Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: December 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. November 22, 2005 German Press Release - Contract with PBMR

                                                                       EXHIBIT 1

SGL Signs Contract with PBMR

o    Cooperation with South African Nuclear Energy Company Goes Forward

WIESBADEN, November 22, 2005. SGL Carbon and the South African nuclear energy company "Pebble Bed Modular Reactor" PBMR (Pty) Ltd. have signed a major contract in Pretoria. This agreement is under the framework of cooperation in the construction of pebble bed modular reactors in South Africa, which was announced on August 22, 2005. The partial agreement covers the production of graphite for a demonstration reactor that is to supply electricity beginning in 2011.

PBMR is owned by a consortium comprising the largest South African energy supplier, Eskom, as well as the state-owned development finance institution Industrial Development Corporation of South Africa (IDC), and British Nuclear Fuels (BNFL). PBMR has the ambition to construct commercially operating pebble bed modular reactors for electric power generation in South Africa beginning in 2013. As an alternative to non-renewable fossil fuel resources, PBMR technology is to be utilized in the near future as a low-cost, CO2-free form of energy production.

PBMR selected SGL Carbon as a strategic supplier because of the latter's expertise in the production and development of highest quality graphite. The two companies have been working together for a number of years on the development of materials for use in PBMR technology. The planned construction of a demonstration reactor in South Africa beginning in 2007 could translate into sales of (euro) 35 to (euro) 40 million during the period 2006 to 2008 for the Specialties Business Unit of SGL Carbon. Additional information about PBMR is available at www.pbmr.co.za.


Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
E-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 611 60 29-100, Fax: +49 611 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SGL CARBON Aktiengesellschaft



Date: December 28, 2005            By: /s/ Robert J. Kohler
                                       ------------------------------
                                       Name:  Robert J. Koehler
                                       Title: Chairman of the Board of
                                              Management


                                   By: /s/ Sten Daugaard
                                       ------------------------------
                                      Name:  Mr. Sten Daugaard
                                      Title: Member of the Board of Management